Exhibit 4.30

Execution Copy 18 November 2020

WISeKey International Holding AG

arago GmbH

Aquilon Invest GmbH

OGARA GmbH

THIRD

CONVERTIBLE LOAN AGREEMENT

Third Convertible Loan Agreement

by and between

1.	arago GmbH, a German limited liability company (Gesellschaft mit beschränkter Haftung), organized and existing under the laws of Germany, registered with the commercial register of the local court of Frankfurt under registration no. HRB 100909, with its business address at Esch-ersheimer Landstraße 526, 60433 Frankfurt am Main, Germany

- hereinafter the “Borrower” and/or the “Company” -

2.	WISeKey International Holding AG, a Swiss public limited company (Aktiengesellschaft), organized and existing under the laws of Switzerland, with its business address at General-Guisan-Strasse 6, 6300 Zug, Switzerland

- hereinafter the “Lender” -

3.	Aquilon Invest GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) under the laws of Germany, registered with the commercial register of the local court of Darmstadt under registration no. HRB 96862, with its business address at Heinrich-Delp-Straße 196, 64297 Darmstadt, Germany

- hereinafter the “Existing Shareholder 1” -

4.	OGARA GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) under the laws of Germany, registered with the commercial register of the local court of Frankfurt am Main under registration no. HRB 107907, with its business address at Heinrich-Delp-Straße 196, 64297 Darmstadt, Germany

- hereinafter the “Existing Shareholder 2” -

- Existing Shareholder 1 and Existing Shareholder 2 hereinafter each an “Existing Shareholder” and collectively the “Existing Shareholders” -

- Borrower and Lender hereinafter each a “Party” and collectively the “Parties” -

Table of Content

1.	Interpretation and Definitions	5
2.	First Convertible Loan Agreement	6
3.	Second Convertible Loan Agreement	6
4.	Grant of Convertible Loan	7
5.	Interest Rate	8
6.	Term and Termination	8
7.	Repayment	9
8.	Harbert Financing	9
9.	Conversion	9
10.	Securities; Subordination, Covenant not to Issue New Shares	11
11.	Representation and Warranties	12
12.	Confidentiality	13
13.	No Joint Liability	13
14.	Assignment	13
15.	Notices	13
16.	Costs	14
17.	Existing Shareholders’ Undertaking	14
18.	Shareholders’ Resolution	14
19.	Miscellaneous	14

PREAMBLE

(B)	The Borrower is a technology company which aims to provide the benefits of artificial intelligence to enterprise customers globally through knowledge automation. Founded in Frankfurt am Main 1995 the company uses modern technologies such as inference and machine learning in order to automatically operate the entire IT stack – from heterogeneous environments to individual applications. The Existing Shareholders are the sole shareholders of the Borrower.

(C)	On 17 September 2018, the Borrower entered into a Framework Subscription Agreement for the purchase of bearer bonds as the issuer of certain bonds (including a warrant to purchase shares in the Borrower at certain terms (the “Harbert Warrant”)) to HARBERT EUROPEAN SPECIALTY LENDING COMPANY II, S.À R.L. (together with its affiliated entities “Harbert”) as the bond purchaser (together with all related agreements in this context the “Harbert Financing”).

(D)	On 11 August 2020, the Parties entered into a convertible loan agreement in the amount of CHF 5,000,000.00 (“First Convertible Loan Agreement”). The Lender has issued a termination notice for the First Convertible Loan Agreement with effect as of 30 September 2020. The Parties are in agreement that this termination was made only as a precautionary measure by the Lender to protect its interests with regard to its intended investment in the Borrower.

(E)	On 18 September 2020, the Parties entered into a convertible loan agreement in the amount of CHF 4,000,000.00 (“Second Convertible Loan Agreement”). The Lender has issued a termination notice for the Second Convertible Loan Agreement with effect as of 30 October 2020. The Parties are in agreement that this termination was made only as a precautionary measure by the Lender to protect its interests with regard to its intended investment in the Borrower.

(F)	On 2 November 2020, the Parties signed a term sheet regarding the further process of the Lender’s investment in the Borrower (“Term Sheet”). In accordance with the Term Sheet, the Parties intend to recommence the contractual relationship with regard to the convertible loan granted under the First and the Second Convertible Loan Agreements. However, the parties intend to substantially alter the terms and conditions of the First and the Second Convertible Loan Agreements, which shall therefore no longer be in force and shall no longer have any legal effect, but shall be restated and replaced by this third convertible loan agreement (“Agreement”).

(G)	In accordance with the Term Sheet, the Parties intend to combine the businesses of the Lender and the Borrower. In a first step, the Lender shall (i) grant further funds by way of the Convertible Loan and (i) shall provide the Borrower with a comfort letter (Patronatserklärung) with respect to the Harbert Financing (the “LoC”), each as set forth in more detail in this Agreement. Subsequently, the Parties intend to convert the Convertible Loan into a 51% participation of the Lender in the Borrower, taking into account the provision to the Borrower of the LoC with respect to the Harbert Financing. As consideration, the Lender shall pay the nominal value of the newly issued shares in cash, and contribute the Convertible Loan in the amount of CHF 5,000,000.00 into the Borrower’s free capital reserves pursuant to Sec. 272(2) no. 4 German Commercial Code (andere Zuzahlung in das Eigenkapital), and continue to provide to the Borrower the LoC with respect to the Harbert Financing. To agree on the process of such Conversion and the future relationship between the Existing Shareholders and the Lender as shareholders of the Borrower, the Parties intend to enter into an investment and shareholders’ agreement as soon as reasonably possible after the date hereof. It is intended that upon the Conversion, Mr. Hans-Christian Boos shall be offered the role as an executive member of the board of directors of the Lender.

(H)	After the Conversion, and to complete the business combination of the Lender and the Borrower, the Lender intends to acquire all shares in the Borrower against issuance of 12,327,506 Class B Shares in the Lender (the “Consideration Shares”) to the Existing Shareholders (such number calculated on the assumption that the Lender will not be required to assume and/or pay for (including in kind) any obligations of the Borrower upon exercise by Harbert of the Harbert Warrant granted to it in connection with the Harbert Financing). It is the understanding of the Parties that the Consideration Shares will definitively vest with the Existing Shareholders (through an exercise of a put option or an alternative structure, in each case as to be further discussed amongst the parties) in the context of a public offering of shares or ADSs of the Lender in the U.S. on the basis of the then combined businesses of the Lender and the Borrower.

(I)	The Existing Shareholders intend to approve the granting of the convertible loan and the execution of this Agreement as part of this Agreement by a respective extraordinary shareholders’ resolution.

NOW THEREFORE, in consideration of the foregoing, the Parties hereby agree as follows:

1.	Interpretation and Definitions

1.2	Terms defined in this Agreement shall be interpreted and construed consistently and have the same meaning throughout this Agreement.

1.3	In addition to the terms previously defined and defined throughout this Agreement, the following terms used in this Agreement shall have the meaning assigned to them as set forth below:

“Banking Day”	means any day (other than Saturday or Sunday) on which banks are open for business in Frankfurt am Main (Germany), Geneva and/or Zurich (Switzerland).
“Event of Default”	means an event, in which (i) the Company has suspended payments of its debtors (allgemeine Zahlungseinstellung), (ii) an application for the opening of insolvency proceedings over the assets of the Company has been filed by the Company (Insolvenzantragstellung) or the rejection of the opening of insolvency proceedings has been announced due to a lack of assets, (iii) assets of the Company are seized or enforcement proceedings are otherwise initiated against assets of the Company and such enforcement proceedings are not finally levied within two months, (iv) shares held by the Existing Shareholders in the Company are seized or are subject to (alleged) third party rights, (v) the Company is in material breach of its obligations under the terms of this Agreement or has made a misrepresentation under the terms of this Agreement, or (v) an event of default has occurred under any financing agreement or arrangement entered into by the Company or any of the Existing Shareholders.
“Text Form”	means the form requirement stipulated by Sec. 126b German Civil Code (Bürgerliches Gesetzbuch) (i.e., in particular, letter, facsimile or email).

1.4	The headings contained in this Agreement are for convenience and reference purposes only and shall not affect the meaning or construction of any of the provisions hereof.

2.	First Convertible Loan Agreement

2.1	The First Convertible Loan Agreement shall no longer have any legal effect between the parties, but shall be replaced in its entirety by this Agreement. This shall include a waiver of all secondary and consequential claims in connection therewith.

2.2	In particular, the Lender shall no longer be entitled to convert the amounts disbursed under the First Convertible Loan Agreement under the terms of the First Convertible Loan Agreement but only in accordance with Section 7 of this Agreement. The Lender shall not be entitled to reclaim the amount already disbursed under the First Convertible Loan Agreement. The amount already disbursed under the First Convertible Loan Agreement shall be deemed to be disbursed under this Agreement.

3.	Second Convertible Loan Agreement

3.1	The Second Convertible Loan Agreement shall no longer have any legal effect between the parties, but shall be replaced in its entirety by this Agreement. This shall include a waiver of all secondary and consequential claims in connection therewith.

3.2	In particular, the Lender shall no longer be entitled to convert the amounts disbursed under the Second Convertible Loan Agreement under the terms of the Second Convertible Loan Agreement but only in accordance with Section 7 of this Agreement. The Lender shall not be entitled to reclaim the amount already disbursed under the Second Convertible Loan Agreement. The amount already disbursed under the Second Convertible Loan Agreement shall be deemed to be disbursed under this Agreement

4.	Grant of Convertible Loan

4.1	Subject to the terms and conditions set forth in this Agreement, the Lender hereby grants to the Borrower a convertible loan in an aggregate amount of (the “Convertible Loan”).

CHF 5,000,000.00

(in words: Swiss Franconia five million)

4.2	An amount of CHF 1,000,000.00 of the Convertible Loan has already been paid out through the disbursement of the respective amount under the First Convertible Loan Agreement.

4.3	An amount of CHF 1,000,000.00 of the Convertible Loan has already been paid out through the disbursement of the respective amount under the Second Convertible Loan Agreement.

4.4	Notwithstanding Sections 4.2. and 4.3, the outstanding amount of CHF 3,000,000.00 shall be divided into three (3) tranches each with the due date (each the “Due Date”) and a partial loan amount as follows (each the "Partial Loan Amount"):

Due Date	Partial Loan Amount in CHF
20 November 2020	1,000,000.00
16 December 2020	1,000,000.00
16 January 2021	1,000,000.00
Total Loan Amount Outstanding	3,000,000.00

4.5	The Due Dates and the amounts of the Partial Loan Amounts as set forth in Section 4.4 shall be subject to adjustment in accordance with the Borrower’s working capital needs as follows: The Borrower shall confirm to the Lender at the latest five (5) days prior to the Due Date of each Partial Loan Amount that it has respective working capital needs. Upon request of the Lender, the Borrower shall provide the Lender with adequate and plausible evidence of such working capital needs. If there is no corresponding working capital need, the Lender may demand the Partial Loan Amounts to be disbursed later than at the Due Dates and/or in amounts lower than the Partial Loan Amounts as set forth in Section 4.4 in accordance with the actual working capital requirements of the Borrower and if the corresponding working capital need is higher than the respective scheduled Partial Loan Amount, the Borrower may demand the Partial Loan Amounts to be disbursed earlier than at the Due Dates and/or that the respective Partial Loan Amount is increased in such amount as is required to cover the actual working capital need, but in no case shall the sum of the disbursed Partial Loan Amounts exceed an amount of CHF 3,000,000.00.

4.6	The Borrower shall use the Convertible Loan exclusively to finance its ongoing operations.

4.7	Subject to Section 4.5:

(a)	each Partial Loan Amount shall be due and payable on the respective Due Date.

(b)	The Lender shall be entitled to pay out Partial Loan Amounts partly or in whole any time before the respective Due Date.

4.8	Each Partial Loan Amount shall be paid by irrevocable wire transfer of immediately available funds free of any bank and other charges to the following bank account of the Borrower or any other bank account of the Borrower as previously specified to the Lender (the “Bank Account”):

Account Holder:	arago GmbH
Bank:	***
IBAN:	***
BIC:	***

5.	Interest Rate

5.1	The Convertible Loan shall bear interest at a rate of five per cent (5%) per annum. The amount already disbursed under the First and the Second Convertible Loan Agreements shall continue to bear interest at this rate.

5.2	Interest shall accrue from the date of receipt on the Bank Account of the respective Partial Loan Amount and shall be converted in accordance with Sec. 7 below.

5.3	Interest shall be computed pro rata temporis on the basis of the actual number of days elapsed (actual/actual).

6.	Term and Termination

6.1	Unless converted in accordance with Sec. 8 below or terminated in accordance with Section 6.2 below, the Convertible Loan shall have an indefinite term. This Agreement shall become effective upon the date of its execution, provided, however, that Harbert or its relevant affiliate shall have confirmed to the Company and the Lender in writing that a Conversion in accordance with the terms and conditions of this Agreement, or any other provision or agreement included in this Agreement, will not cause the occurrence of an “Event of Default” pursuant to and as defined in the terms and conditions for the bearer bonds of arago GmbH, dated 17 September 2018, as amended on 28 May 2020 (the “Bond Terms”), among other things because of the occurrence of a Change of Control (as defined in the Bond Terms).

6.2	This Agreement may be terminated by the Lender with effect as of 30 November 2021 (“Long Stop Date”), provided that written notice of termination (“Termination Notice”) must be given not earlier than 30 June 2021.

6.3	Notwithstanding the provisions in Sec. 6.2, this Agreement may be terminated at any time by each Party for cause (aus wichtigem Grund) with prior Termination Notice to the respective other Party. In particular, the following events shall be deemed a cause for the Lender to terminate this Agreement pursuant to this Sec. 6.2:

(a)	the liquidation, dissolution or winding-up of the Borrower; or

(b)	an Event of Default.

7.	Repayment

In the event of a termination pursuant to Sections 6.2 and 6.3, the Convertible Loan, or in case the Convertible Loan was not paid out completely until then, the paid out Partial Loan Amounts, and any interest accrued thereon (the Lender’s “Repayment Claim“) shall become due and payable to the Lender without premium or prepayment penalty within fifteen (15) Banking Days after the Long Stop Date by irrevocable wire transfer of immediately available funds and free of any bank and other charges to the bank account specified by the Lender to the Borrower.

8.	Harbert Financing

8.1	The Lender hereby provides the Borrower with the LoC attached hereto in Annex 1 with respect to the Borrower’s obligations under the Harbert Financing.

8.2	The undertaking set forth in Section 8.1 shall be separate from and in addition to the undertaking to disburse the Partial Loan Amounts as set forth in Section 4 and the contribution of disbursed and undisbursed (if any) Partial Loan Amounts as set forth in Section 9.4.

9.	Conversion

9.1	The conversion of the Convertible Loan will take place subject to and in accordance with the following provisions (“Conversion”).

9.2	The Lender shall have the right at any time and subject to the further terms of this Agreement to request the Conversion without undue delay resulting in the Lender holding, directly or indirectly, such amount of shares in the Borrower corresponding to 51% of the Borrower’s share capital and 51% of the voting rights associated with the Borrower’s share capital, calculated on a fully diluted basis, taking into consideration, for such purposes, the impact of any unexercised share options or other capital instruments convertible into or exchangeable or exercisable for arago shares (including, for the avoidance of doubt, the Harbert Warrant), after consummation of the Conversion (“Conversion Shares”). In case the Lender has not exercised its right by 31 December 2020, the Borrower shall have a corresponding right to request the Conversion at any time. If at the time of the Conversion the number of Company shares issuable to a third party, such as (but not limited to) Harbert, cannot be definitively determined, and upon issuance to any such third party the Lender’s equity interest falls below 51% of the Borrower’s share capital and 51% of the voting rights associated with the Borrower’s share capital, calculated on a fully diluted basis (as further described above), the Lender shall have the right to require, at no consideration, the Borrower to issue to it such number of additional shares in the Borrower as is necessary to ensure it continues to hold 51% of the Borrower’s share capital and 51% of the voting rights associated with the Borrower’s share capital, calculated on a fully diluted basis.

9.3	In the course of the Conversion, the nominal value for each Conversion Share shall be paid-in in cash by the Lender, and the Convertible Loan shall be contributed into the Borrower’s free capital reserves pursuant to Sec. 272(2) no. 4 German Commercial Code (andere Zuzahlung in das Eigenkapital). If the Convertible Loan has not been fully disbursed by the time of Conversion, the Lender shall contribute - in addition to the Convertible Loan - the undisbursed amounts to the Borrower’s free capital reserves pursuant to Sec. 272(2) no. 4 German Commercial Code (andere Zuzahlung in das Eigenkapital).

9.4	As soon as reasonably possible after the date hereof, but in any event prior to the Conversion, the Existing Shareholders will resolve upon a restatement of the Borrower’s Articles of Association mutually agreed between the Lender and the Existing Shareholders. The restated Articles of Association of the Borrower shall provide for (i) a unified class of common shares by conversion of any preference shares into common shares and for (i) for a list of actions and measures requiring an unanimous decisions of all shareholders of the Borrower, in particular:

(a)	nomination or dismissal of any managing director, save that the Existing Shareholders will not unreasonably withhold consent to the nomination or dismissal of a managing director as a representative of the Lender;

(b)	consent to any transfer of shares in the Borrower;

(c)	any amendment or restatement of the rules of procedure for the Borrower’s management; and

(d)	any subsequent restatement or amendment of the Borrower’s restated Articles of Association.

9.5	As soon as reasonably possible after the date hereof, but in any event prior to the Conversion, the Existing Shareholders will adopt the necessary resolutions for the Lender to be represented on the Borrower’s board of management (Geschäftsführung) with one representative. The Parties agree that the initial managing director representing the Lender on the Borrower’s board of management (Geschäftsführung) shall be Peter Ward, Chief Financial Officer of the Lender. All members of the Borrower’s board of management shall have joint signature authority by two. Further, the Existing Shareholders will resolve upon rules of procedure for the Borrower’s management, substantially in the form attached hereto in Annex 2, it being understood, that any such rules of procedures must be in a form that ensures that the Lender can consolidate the Company in its U.S. GAAP financial statements.

9.6	The Parties agree that the items set forth in Sections 9.5 and 9.6 shall furthermore be reflected in the shareholders’ agreement to be concluded amongst the Parties.

10.	Securities; Subordination, Covenant not to Issue New Shares

10.1	The Convertible Loan shall be unsecured, subordinated (in the sense as set out in Section 10.2), and no security, guarantee, pledge or charge shall be furnished by the Borrower in connection with the grant of the Convertible Loan.

10.2	In order to avoid an over-indebtedness (Überschuldung) of the Company within the meaning of Sec. 19(2) German Insolvency Act (Insolvenzordnung) the Lender hereby subordinates any and all of its present and future claims under or in connection with this Agreement, including (without limitation) its repayment claim to all present and future claims of any other creditor of the Company pursuant to Sec. 39(1) nos. 1 through 5 German Insolvency Act, provided, however, that the repayment claim shall rank pari passu with any other financial instrument (including, without limitation, any convertible loan, (convertible) promissory notes and alike) convertible into equity of the Company, and further provided that the Company shall procure that repayment claim shall be satisfied prior to any distributions to the Existing Shareholders, including for the avoidance of the doubt the subordinated shareholder loan granted by the Existing Shareholder 1 on 27 May 2020 in the principal amount of EUR 1,918,047.09. The repayment claims shall be paid only after all present and future claims of other higher-ranking creditors of the Company have been settled. The Lender may only require payments in relation to the repayment claim if (i) such payments can be made out of balance sheet profits (annual profit plus profit carried forward), any surplus assets on winding-up or any other disposable assets that exceed the assets necessary to maintain the Company’s registered share capital (son-stiges freies Vermögen), and (ii) the Company is neither illiquid or over-indebted, nor would become or is threatened to become illiquid or over-indebted as a result of such payment.

10.3	The Company may request from the Lender to formally issue any appropriate declaration of subordination (Rangrücktrittserklärung) at any time as may be required in order to comply with all legal requirements regarding the validity and effectiveness of such subordination as may, from time to time, be established by German legislation and jurisprudence.

10.4	The Company and the Existing Shareholders hereby undertake, subject to the commitment of the Company pursuant to the terms of the Harbert Warrant, not to issue any shares (of whatever class or series) in the Company to any person, other than to the Lender upon the Conversion. Further, the Existing Shareholders’ undertake to procure that the Borrower complies with its restrictions on making distributions to the Existing Shareholders pursuant to Section 1(c) of the LoC.

11.	Representation and Warranties

11.1	The Company and the Existing Shareholders (hereinafter in this Sec. 9 collectively the “Guarantors”), represent and warrant by way of an independent guarantee in the meaning of section 311 of the German Civil Code (BGB) to the Lender (provided, however, that the Lender do not represent and warrant vis-à-vis themselves), to the extent legally permissible, as of the date hereof and the date of Conversion that:

(a)	The Company is a corporation duly organized, validly existing under the laws of Germany and has all corporate power and corporate authority required to execute, deliver and perform its obligations under this Agreement (“Guarantee”);

(b)	The acquisition by the Lender of a majority of the share capital of the Company upon Conversion will not lead to any termination or acceleration of any outstanding financial indebtedness of the Company or any of the Existing Shareholders;

(c)	The Company has not issued any warrants or any other instrument or right convertible into, or exchangeable or exercisable for any class or series of shares in the Company, other than that certain warrant issued to Harbert.

(d)	There are no actions, suits or proceedings pending or, to the knowledge of the Borrower or any of the Existing Shareholders, threatened with respect to the Company or the Existing Shareholders.

(e)	No insolvency or similar proceedings have been initiated with respect to the Company or any of the Existing Shareholders.

(f)	Set forth in Annex 4 are listed all IP Rights and Technology (as such terms are defined in the Pledge of IP Rights and Assignment of Use Rights by and between the Company and Harbert dated as of 17 September 2018 (the “IP Pledge Agreement”) owned or licensed to the Company. The representations and warranties as contained in the Section 12 of the IP Pledge Agreement are hereby repeated for the benefit of the Lender as if given to it as of the date hereof and the date of Conversion.

11.2	The Guarantee shall under no circumstances be considered as an agreement on the legal and factual nature (Beschaffenheitsvereinbarungen) as defined in section 434 paragraph 1 of the German Civil Code or as a guarantee for certain features of goods sold (Garantie für die Beschaffenheit der Sache) as defined in section 443 para. 1 and section 444 of the German Civil Code. Subject to mandatory law, in particular section 123 and section 276 of the German Civil Code (BGB) and except as otherwise expressly provided in this Agreement the Guarantees as set out in this Sec. 9 are exhaustive and no further representations and warranties are deemed to be given by the Guarantors.

11.3	If the Guarantee turns out to be not true or accurate, then the Lender shall have the right to raise a claim for the breach of such Guarantee against the respective Guarantor. Within two (2) weeks following such claim having been made in writing towards the respective Guarantor, the respective Guarantor shall put the Lender in such a position as they would have been in, had the respective Guarantee been true and accurate in every respect (restitution in kind; Nat-uralrestitution). In the event of a breach of the Guarantees and if the respective Guarantor is unable to achieve the remediation pursuant to the preceding sentence, each of the Guarantors shall be liable to the Lender for any of the losses, costs or expenses incurred by the Lender or the Borrower) resulting from a breach of the Guarantees, Sec. 249 et seq. BGB shall apply accordingly. The aggregate liability of the Guarantors shall be limited to an amount equal to the Convertible Loan and accrued interests thereunder.

11.4	Notwithstanding anything to the contrary herein, nothing in this Agreement shall have the effect of limiting any liability of the respective Guarantor arising from misconduct (Vorsatz) or fraudulent misrepresentation (arglistige Täuschung).

12.	Confidentiality

The Parties shall treat all information in connection with this Agreement, including the conclusion of this Agreement and its content, strictly confidential. However, the Parties are entitled to disclose information (i) to advisors, accountants and auditors of each Party who themselves are subject to a comparable confidentiality obligation and (ii) to tax and other public authorities to the extent stipulated by statutory law. The Lender’s authority to make ad hoc releases to the public in accordance with Swiss law and SIX Exchange Regulation regulations shall be expressly reserved.

13.	No Joint Liability

Except with respect to the Existing Shareholders, which shall have joint and several liability, any obligation of any Party under this Agreement, including any and all rights and remedies of any legal nature, shall not be joint and several (keine gesamtschuldnerische Haftung), but shall always be several (teilschuldnerisch).

14.	Assignment

Except as expressly provided otherwise in this Agreement, any assignment of rights and/or obligations resulting from or in connection with this Agreement, other than an assignment to a Related Party of an assigning Lender, requires the prior written consent of the Borrower.

15.	Notices

15.1	Unless stipulated otherwise in this Agreement, all declarations, notices or other communications hereunder (the “Notices”) shall be made in Text Form in English, and delivered to the Parties at the addresses set forth in the parties section of this Agreement or such other addresses as may be designated by the respective Party to the other Party in the same manner.

15.2	Each Party shall inform the other Party about any change of its address as soon as possible. Until a Party has been informed about a change of address in accordance with the provisions of this Sec. 13, the addresses set forth in this Sec. 13 or the last address communicated in accordance with this Sec. 13 shall be relevant.

16.	Costs

Each Party shall bear its own costs arising in connection with the conclusion of this Agreement.

17.	Existing Shareholders’ Undertaking

17.1	The Parties undertake towards each other to take all measures and make all declarations necessary to implement the Conversion of the Convertible Loan and to bring into full effect the respective Party’s claims under and in respect of this Agreement.

17.2	In particular, the Existing Shareholders hereby undertake to participate in and resolve in favor of an increase of the Company’s registered share capital in order to implement the Conversion and to this end and to the extent necessary waive their subscription rights and rights of first refusal or similar rights.

17.3	Further, all Existing Shareholders hereby undertake to confer the foregoing obligations with respect to the implementation of the Conversion on any future shareholders which acquire or subscribe to shares in the Company, and not to admit any new shareholders in the Company unless the new shareholder accedes, or has otherwise become a party, to this Agreement beforehand or simultaneously with the acquisition of the shares in the Borrower.

18.	Shareholders’ Resolution

The Existing Shareholders hereby hold an extraordinary shareholders’ meeting of the Company, waiving all statutory or other requirements regarding form and timing pertaining to calling, convening and holding a shareholders’ meeting, and unanimously resolve as follows:

“We hereby unconditionally and irrevocably consent to the execution of this Convertible Loan Agreement.”

No further resolutions shall be adopted. The extraordinary shareholders’ meeting is thus concluded.

19.	Miscellaneous

19.1	This Agreement shall be governed by and construed in accordance with the laws of the Federal Republic of Germany without giving effect to any conflict of law provisions and excluding the United Nations Convention on the Contracts of the International Sale of Goods (CISG).

19.2	The courts of the city of Zurich, Canton of Zurich, Switzerland, shall have exclusive jurisdiction to settle any disputes arising under or in connection with this Agreement.

19.3	Any amendment or supplementation of this Agreement, including this provision, and any waiver under this Agreement shall be valid only if made in writing, except where a stricter form is required under applicable law.

19.4	This Agreement constitutes the entire agreement of the Parties relating to the subject matter hereof and supersedes all prior agreements, whether written or oral, that may exist between the Parties in respect of the subject matter of this Agreement or parts thereof. There are no side agreements between the Parties to this Agreement.

19.5	Should any provision of this Agreement be or become invalid, ineffective or unenforceable as a whole or in part, the validity, effectiveness and enforceability of the remaining provisions shall not be affected thereby. Any such invalid, ineffective or unenforceable provision shall be deemed replaced by such valid, effective and enforceable provision as comes closest to the economic intent and the purpose of such invalid, ineffective or unenforceable provision as regards subject-matter, amount, time, place and extent. The aforesaid shall apply mutatis mutandis to any unintended gap in this Agreement.

[Signature page follows]

Frankfut, 18.11.20	/s/ Hans-Christian Boos
Place, Date Geneva, 18 November 2020	arago GmbH /s/ Carlos Moreira
Geneva, 18 November 2020 Place, Date Geneva, 18 November 2020	WISeKey International Holding AG Carlos Moreira, CEO /s/ Peter Ward
Geneva, 18 November 2020 Place, Date Frankfut, 18.11.20	WISeKey International Holding AG Peter Ward, CFO /s/ Hans-Christian Boos
Place, Date Frankfut, 18.11.20	Aguilon Invest GmbH /s/ Hans-Christian Boos
Place, Date	OGARA GmbH

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